Filed pursuant to Rule 424(b)(3)

Registration No. 333-114430

Prospectus Supplement No. 3 to Prospectus

Freeport-McMoRan Copper & Gold Inc.

1,100,000 Shares

5½% Convertible Perpetual Preferred Stock and the

Class B Common Stock Issuable Upon Conversion of the

5½% Convertible Perpetual Preferred Stock

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This prospectus supplement relates to the resale by the selling securityholders listed below of 5½% Convertible Perpetual Preferred Stock of Freeport-McMoRan Copper & Gold Inc., and the shares of class B common stock of Freeport-McMoRan Copper & Gold Inc. issuable upon the conversion of the stock.  You should read this prospectus supplement together with the prospectus dated May 3, 2004, and the prospectus supplements No. 1 dated June 4, 2004, and No. 2 dated July 26, 2004, which are to be delivered with this prospectus supplement.

The table below (1) sets forth additional and updated information with respect to the number of shares of the preferred stock owned by each selling securityholder, and the shares of common stock into which such stock is convertible, that may be offered under the prospectus by the selling securityholders, and (2) supplements and, to the extent inconsistent with, amends the table appearing in the section entitled “Selling Securityholders” beginning on page 35 of the prospectus.  To the extent a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding that selling securityholder supercedes the information set forth in the prospectus.

The number of shares of our class B common stock shown in the table below assumes conversion of all of the shares of the preferred stock held by such holder at the initial conversion rate of 18.8019 shares of common stock per share of the preferred stock.  This conversion rate is subject to certain adjustments as described under “Description of the Preferred Stock – Conversion Rights” in the prospectus.  Accordingly, the shares of class B common stock issuable upon conversion of the preferred stock may increase or decrease from time to time.  Under the terms of the certificate of designations, fractional shares will not be issued upon conversion of the preferred stock.  Cash will be paid in lieu of fractional shares, if any.  As of July 31, 2004, we had 178,428,007 shares of our class B common stock outstanding.

The information in the table below is based on information provided by or on behalf of the selling securityholders.  The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their stock or class B common stock since the date on which they provided the information regarding their stock or class B common stock in transactions exempt from the registration requirements of the Securities Act of 1933.  Because the selling securityholders may offer all or some portion of the preferred stock or the class B common stock to be offered by them, we cannot estimate the amount of any sales.

Name	Number of Shares of Preferred Stock Beneficially Owned That May Be Sold	Percentage of Preferred Stock Outstanding*	Number of Shares of Underlying Common Stock That May Be Sold
Argent LowLev Convertible Arbitrage Fund II, LLC	170	**	3,196
Century Park Trust	2,500	**	47,004
Class C Trading Company, Ltd.	550	**	10,341
CODA CAPITAL MANAGEMENT, LLC	900	**	16,921
CODA/KHPE CONVERTIBLE PORTFOLIO	500	**	9,400
Custom Investments PCC, Ltd.	130	**	2,444
Grace Brothers, LTD.	0	**	0
Grace Convertible Arbitrage Fund, LTD	0	**	0
HFR CA Global Select Master Trust Account	230	**	4,324
ING Convertible Fund	1,900	**	35,723
ING VP Convertible Portfolio	100	**	1,880
JP Morgan Securities Inc.	10,450	**	196,479
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	1,090	**	20,494
Motion Picture Industry Health Plan - Active Member Fund	250	**	4,700
Motion Picture Industry Health Plan - Retiree Member Fund	175	**	3,290
Newport Alternative Income Fund	987	**	18,557
Public Employees' Retirement Association of Colorado	1,000	**	18,801
SG Americas Securities LLC	2,000	**	37,603
Silver Convertible Arbitrage Fund, LDC	530	**	9,965
Silvercreek II Limited	2,533	**	47,625
Xavex Convertible Arbitrage 2 Fund	340	**	6,392

Total	26,165	2.38%	495,139

*

Based on 1,100,000 shares of the preferred stock outstanding.

**

Less than 1%.

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Investing in the preferred stock involves significant risks that are described in the “Risk Factors” section beginning on page 6 of the prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is August 23, 2004.